UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-39701

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	INVO Fertility, Inc.
Former name if applicable
Address of principal executive office	5582 Broadcast Court
City, state and zip code	Sarasota, FL 34240

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2026 within the prescribed time period without unreasonable effort or expense. The delay is primarily attributable to the registrant’s inability to complete and file its Annual Report on Form 10-K for the year ended December 31, 2025, which is necessary to finalize the financial information required for inclusion in the Form 10-Q.

The delay in filing the Annual Report is primarily related to a recent change in the registrant’s independent registered public accounting firm and the additional time required for the new audit firm to complete its audit procedures, including its review of certain complex technical accounting matters.

As a result, the registrant has not yet completed the financial statements to be included in the Form 10-Q. At this time, the registrant is continuing to work to complete both filings as promptly as practicable.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steve Shum	(978)	878-9505
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2025

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, as the registrant has not yet finalized its Annual Report on Form 10-K for the year ending December 31, 2025, the registrant is unable to provide a reasonable estimate of the specific changes in results of operations for the period ending March 31, 2026 at this time.

INVO Fertility, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 18, 2026		/s/ Steve Shum
	By:	Steve Shum
	Title:	CEO

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